UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 2, 2025, CytoMed Therapeutics Limited (the “Company”) issued a press release announcing a publication based on collaborative research with The University of Texas, MD Anderson Cancer Center, which demonstrates the potential of the Company’s Allogeneic γδ T Cells to treat Acute Myeloid Leukemia.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description

99.1	Press Release dated October 2, 2025, titled: CytoMed Therapeutics Announces Publication of Collaborative Research with The University of Texas, MD Anderson Cancer Center, Demonstrating the Potential of Allogeneic γδ T Cells in Acute Myeloid Leukemia

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

	By:	/s/ CHOO Chee Kong
	Name:	CHOO Chee Kong
Date: October 2, 2025	Title:	Director and Chairman